
March 30, 2023

Emily Karr
General Counsel
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, Michigan 48150

> **Re: Alta Equipment Group Inc.**
> **Registration Statement on Form S-3**
> **Filed March 23, 2023**
> **File No. 333-270809**

Dear Emily Karr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Hoover